Goodwin Procter 100 Northern Ave. Boston, MA 02210

VIA EDGAR

June 9, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Christine Torney, Lynn Dicker, Daniel Crawford and Alan Campbell

Re:	Ikena Oncology, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed May 30, 2025
File No. 333-285881

Ladies and Gentlemen:

On behalf of Ikena Oncology, Inc. (the “Company”), we are submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated June 3, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”).  In connection with such responses, the Company is concurrently filing Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the text of the Comment Letter has been reproduced herein, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4
Questions and Answers
Q: Who will be the executive officers of the combined company immediately following the Merger?, page 9

1.
We note your revised disclosure indicating that the chief executive officer and chief financial officer of the combined company have not been identified. Please revise the response to this question to disclose why they have not been identified, the criteria that will be used to appoint a new CEO and CFO, the person(s) who will act as your principal executive officer and principal financial officer following the Merger and the risks of operating as a public company without a permanent CEO and/or CFO.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 9, 24, 148, 356, 357, 400 and 401 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
June 9, 2025

Management Following the Merger, page 353

2.
Prior to effectiveness, please revise this section, as well as the Q&A on page 8, to identify each of the directors of the combined company following the Merger, including the director to be jointly agreed between Ikena and Inmagene and the director to be designated by Deep Track Master Fund.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 8, 9, and 356 of the Amended Registration Statement.

*****

Please contact the undersigned at (617) 570-1927 or via email at srichards@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,
/s/ Stephanie Richards
Stephanie Richards
Goodwin Procter LLP

cc:	Mark Manfredi, Ikena Oncology, Inc.
Jotin Marango, Ikena Oncology, Inc.
John T. Haggerty, Esq., Goodwin Procter LLP
Richard A. Hoffman, Esq., Goodwin Procter LLP
Amanda Gill, Esq., Goodwin Procter LLP
Lauren Visek, Esq., Goodwin Procter LLP
Patrick Loofbourrow, Esq., Cooley LLP
Rama Padmanabhan, Esq., Cooley LLP
Asa M. Henin, Esq., Cooley LLP